Exhibit 99.1

VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

April 28, 2016

The Board of Directors
Quantum Corporation
224 Airport Parkway, Suite 300
San Jose, CA 95110

To the Board of Directors:

VIEX Capital Advisors, LLC (together with its affiliates, “VIEX”, “we” or “us”) owns approximately 9.9% of the outstanding shares of Quantum Corporation (“QTM” or the “Company”), which we believe makes us its largest equity holder.  As such, we have a very strong interest in seeing the Company’s performance improve for the benefit of all stockholders and are devoted to taking the steps necessary to ensure this happens.

We initially made our investment in QTM based on our belief that the Company could potentially drive long term value for stockholders if it were managed properly.  We believed this was true despite the Company’s very clear track record for poor performance, which has resulted in a painful level of destruction of stockholder value.  Unfortunately, the Company has continued to underperform and as a result its share price continues to plummet.  We believe that the most effective way to improve the Company’s performance is to reconstitute the QTM board of directors (the “Board”).  Our hope is that a reconstituted Board will address and mend the credibility issues that have arisen over the last several years of underperformance and will restore much-needed investor confidence in the Company and its management.

As such, we are deeply cognizant of the upcoming window for QTM stockholders to submit nominations for the election of directors to the Board at the Company’s 2016 Annual Meeting of Stockholders.  We fully intend to exercise all rights that are available to us to improve the Company’s performance and restore value to stockholders, including our right to nominate a slate of highly-qualified directors at the Annual Meeting.

Sincerely,

/s/ Eric Singer

Eric Singer